Exhibit 99.1

MATERIAL CHANGE REPORT
51-102F3

Item 1	Name and Address of Company Rubicon Minerals Corporation (the “Company”) 44 Victoria Avenue, Suite 400 Toronto, Ontario M5C 1Y2
Item 2	Date of Material Change October 5, 2015
Item 3	News Release A News Release disclosing the material change was issued through Marketwired on October 5, 2015.
Item 4
Summary of Material Change
On October 5, 2015, the Company announced that Michael A. Lalonde, had left the Company, with Michael D. Winship being been appointed to the role of President and CEO of the Company on an interim basis.

Item 5
Full Description of Material Change

On October 5, 2015, the Company announced that Michael A. Lalonde, P.Eng., had left the Company. Michael D. Winship, P. Eng., currently a Director of the Company, was appointed to the role of President and CEO of the Company on an interim basis.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer The following senior officer of the Company is knowledgeable about the material changes and this report: Michael Winship Interim President and Chief Executive Officer 416.238.4595
Item 9	Date of Report October 7, 2015